WOODY'S BAR-B-Q HOLDINGS, INC.
1620 Atlantic University Circle
Jacksonville, Florida 32207


September 30, 1998
Redneck Foods, Inc.
Attn: David A. Womick
71 Turtle Creek Drive
Asheville, NC 28803


Dear David:

	Reference is hereby made to (i) that certain Amended and Restated Stock Purchase Agreement (the "Purchase Agreement") that has been negotiated by Redneck Foods, Inc. ("Redneck"), Woody's Bar-B-Q Holdings, Inc. ("Woody's"), and the shareholders of Woody's ("Sellers"), and (ii) that certain letter agreement dated August 20, 1998 (the "August 20 Letter Agreement"), between Redneck and Woody's. This letter agreement (this "Supplement") constitutes a supplement and amendment to the August 20 Letter Agreement. Capitalized terms used in this Supplement shall have the respective meanings ascribed to such terms in the August 20 Letter Agreement or, if such capitalized terms are not defined in the August 20 Letter Agreement, such capitalized terms shall have the respective meanings ascribed to such terms in the Purchase Agreement.

	Pursuant to paragraph 1 of the August 20 Letter Agreement, Redneck previously delivered the $100,000 Deposit and the Additional Deposit (in the amount of $805,930) to the trust account of Woody's attorneys. The $100,000 Deposit was previously delivered by Woody's attorneys to the Sellers in accordance with paragraph 1 of the August 20 Letter Agreement. In addition, the attorneys' fees of Woody's attorneys in the amount of $35,000 were disbursed from the Additional Deposit. Under the terms of paragraph 4 of the Letter Agreement, the Additional Deposit is due to be paid to the Sellers, as the closing of the Purchase Agreement did not occur on or before September 9, 1998 (the "Closing Deadline").

	This will confirm our agreement with respect to the following matters:

	1.	Extension of Closing Deadline.	In
consideration of the other agreements set forth herein, the parties hereby agree to extend the Closing Deadline to 2:00 Eastern Standard Time on September 23, 1998. If the closing of the Purchase Agreement does not occur on or before September 23, 1998 (other than due to the wrongful refusal of the Sellers to close), all agreements between Redneck, Woody's and the Sellers will be terminated, except as set forth in paragraph 5 of the August 20 Letter Agreement. Without limiting the foregoing, the management relationship described in paragraph 3 of the August 20 Letter Agreement shall be terminated as of 2:00 p.m. Eastern Standard Time on September 23, 1998, if the closing of the Purchase Agreement has not occurred (other than due to the wrongful refusal of the Sellers to close), and Redneck will promptly vacate all premises of Woody's and relinquish possession and control of the assets and operations of Woody's at such time. Time is of the essence of this agreement.

	2.	Additional Deposit.	Redneck hereby
acknowledges and agrees that the Additional Deposit may be distributed by Woody's attorneys to the Sellers on September 10, 1998. If the closing of the Purchase Agreement occurs on or before 2:00 p.m. Eastern Standard Time on September 23, 1998, the Additional Deposit will be credited against the Cash Portion of the Purchase Price. If the closing of the Purchase Agreement does not occur on or before 2:00 p.m. Eastern Standard Time on September 23, 1998 (other than due to the wrongful refusal of the Sellers to close), the Additional Deposit will be retained by the Sellers as liquidated damages and not as a penalty and in consideration of, among other matters, the extension of the Closing Deadline. Redneck hereby waives any claim to the Additional Deposit and waives any claim to seek recovery of the Additional Deposit, except that (i) if the Closing occurs on or before 2:00 p.m. Eastern Standard Time on September 23, 1998, the Additional Deposit will be credited against the Cash Portion of the Purchase Price, and (ii) Redneck reserves the right to assert a claim for recovery of the Additional Deposit if the Sellers wrongfully refuse to close the Purchase Agreement. Redneck further releases Woody's attorneys' from any liability for distributing the Additional Deposit to the Sellers.

	3.	Approval of Expenditures.	Redneck will not incur
any expenditures on behalf of Woody's during the period from September 9, 1998 to September 23, 1998, without the prior approval of James W. Mills, Jr.

	4.	Modification of Stock Purchase Agreement.
Redneck acknowledges that Redneck has conducted considerable due diligence with respect to Woody's and its assets and operations, and Redneck has managed the operations of Woody's since September 9, 1998. The parties hereby agree that the Purchase Agreement shall be modified to provide that the obligation of the Sellers to indemnify Redneck against breaches of representations and warranties shall only be applicable with respect to (i) breaches of representations and warranties with respect to title to the Shares of Woody's being purchased pursuant to the Purchase Agreement, and (ii) knowing or intentional misrepresentations or omissions by the Sellers (including, without limitations, known liabilities that are not disclosed to Redneck).

	5.	No Waiver or Modification.   The agreement of
Woody's to extend the Closing Deadline shall not be deemed to establish any course of dealing or waiver of the right of Woody's to insist upon strict compliance with the terms of this Supplement and the August 20 Letter Agreement (as modified by this Supplement).
The August 20 Letter Agreement shall remain in full force and effect, except as expressly modified by this Supplement.

	Please confirm our understanding of these matters by signing as indicated below and returning one copy of this letter to me by facsimile, with your original signature to follow by overnight delivery.


Very truly yours,

WOODY'S BAR-B-Q HOLDINGS, INC.


By:____________________________________
Its:____________________________________


Accepted and Agreed this 10th
day of September, 1998

REDNECK FOODS, INC.


By:_______________________________
    David A. Womick, President


STATE OF FLORIDA	)
		)
COUNTY OF DUVAL	)

The foregoing instrument was acknowledged before me this _____ day of _________________, 1998, by _____________________, as
___________________ of Woody's Bar-B-Q Holdings, Inc. a Florida corporation, on behalf of the corporation. He or she is personally known to me or has produced ___________________ as identification and did not take an oath.


_______________________________
Notary Public, State of Florida
Printed _______________________

My Commission expires:
Commission No.:



STATE OF             )
                             )
COUNTY OF           )

	The foregoing instrument was acknowledged before me this _____ day of _________________, 1998, by David A. Womick, as
President of Redneck Foods, Inc., a Delaware corporation, on behalf of the corporation. He is personally known to me or has produced ___________________ as identification and did not take an oath.

Notary Public, State of Florida
Printed _______________________

My Commission expires:
Commission No.: